19 AB 3/7/03

03014350

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
~~Washington, D.C. 20549~~

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR 0 3 2003
WASH. D.C. 155 SECTION

SEC FILE NUMBER
8-49931

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YYYY) AND ENDING 12/31/2002 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Stocks 4 Less, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9665 Wilshire Boulevard Third Floor
(No. and Street)

Beverly Hills	California	90212
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Chiodo (310) 777-8888
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

725 South Figuera Street	Los Angeles	California	90017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

STATE OF: California)ss.

COUNTY OF: Los Angeles

I, Michael J. Chiodo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stocks 4 Less, Inc, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

Subscribed and sworn to before me this 28th day of February, 2003.

Notary Public

SCOTT G. MONSON
Commission # 1252353
Notary Public - California
Los Angeles County
My Comm. Expires Feb 3, 2004

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (a) Statement of Financial Condition.
- [X] (a) Statement of Operations.
- [X] (a) Statement of Cash Flows
- [X] (a) Statement of Changes in Stockholder's Equity.
- [ ] (a) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (a) Computation of Net Capital.
- [ ] (a) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (a) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (a) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (a) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (a) An Oath or Affirmation.
- [ ] (a) A Copy of the SIPC Supplemental Report.
- [ ] (a) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Report of Independent Auditors

The Board of Directors
Stocks 4 Less, Inc.

We have audited the accompanying statement of financial condition of Stocks 4 Less, Inc. (a California corporation and wholly-owned subsidiary of JB Oxford Holdings, Inc.) (the Company) as of December 31, 2002 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stocks 4 Less, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 28, 2003

Stocks 4 Less, Inc.

Statement of Financial Condition

December 31, 2002

Assets		
Cash	$	6,916
Deposits with clearing organizations and others		26,258
Securities owned, at fair value		3,300
Other assets		12,210
Total assets	$	48,684
Liabilities and stockholder's equity		
Liabilities:		
Payable to clearing broker, affiliate	$	11,798
Commitments and Contingencies *(Note 5)*		
Stockholder's Equity:		
Preferred stock, $.01 par value; 200,000 shares authorized; none issued and outstanding		--
Common stock, $01 par value; 1,000,000 shares authorized; 10 shares issued and outstanding		--
Additional paid-in capital		450,000
Accumulated deficit		(413,114)
Total stockholder's equity		36,886
Total liabilities and stockholder's equity	$	48,684

See accompanying notes.